UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Ceragon Networks Ltd.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.01

(Title of Class of Securities)

M22013 10 2

(CUSIP Number)

February 1, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

☒	Rule 13d-1(c)

Rule 13d-1(d)

———————

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M22013 10 2	13G	Page 2 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Zisapel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☒
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,188,123 (1)
	6	SHARED VOTING POWER 3,222,188 (1)
	7	SOLE DISPOSITIVE POWER 1,188,123 (1)
	8	SHARED DISPOSITIVE POWER 3,222,188 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,157 (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.55%
12		TYPE OF REPORTING PERSON* IN

(1)	Mr. Zisapel has sole voting and dispositive power over 1,188,123 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 3,222,188 Ordinary Shares owned by Lomsha Ltd., an Israeli company (“Lomsha”), and Michael & Klil Holdings (93) Ltd., an Israeli company (“M&K Holdings”), in each of which Mr. Zisapel owns a 50% interest, and by RAD Data Communication LTD., an Israeli company (“RAD”), in which Mr. Zisapel owns a 12% interest.

(2)	Mr. Zisapel beneficially owns 2,180,157 Ordinary Shares of the Issuer, consisting of (i) 569,062 Ordinary Shares held directly by Mr. Zisapel, and (ii) 1,611,095 Ordinary Shares that are held indirectly by Mr. Zisapel through his 50% ownership in each of Lomsha and M&K Holdings, and his 12% ownership in RAD.

CUSIP No. M22013 10 2	13G	Page 3 of 6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Klil Zisapel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☒
(b)		☐

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,188,123 (1)
	6	SHARED VOTING POWER 3,222,188 (1)
	7	SOLE DISPOSITIVE POWER 1,188,123 (1)
	8	SHARED DISPOSITIVE POWER 3,222,188 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,157 (2)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.55%
12		TYPE OF REPORTING PERSON* IN

(1)	Ms. Zisapel has sole voting and dispositive power over 1,188,123 Ordinary Shares mutually held by the Reporting Persons in security bank accounts, and has shared voting and dispositive power over an aggregate of 3,222,188 Ordinary Shares owned by Lomsha and M&K Holdings, in each of which Ms. Zisapel owns a 50% interest, and by RAD, in which Ms. Zisapel owns a 12% interest.

(2)	Ms. Zisapel beneficially owns 2,180,157 Ordinary Shares of the Issuer, consisting of (i) 569,062 Ordinary Shares held directly by Ms. Zisapel, and (ii) 1,611,095 Ordinary Shares that are held indirectly by Ms. Zisapel through her 50% ownership in each of Lomsha and M&K Holdings, and her 12% ownership in RAD.

CUSIP No. M22013 10 2	13G	Page 4 of 6
Item 1(a).	Name of Issuer

Ceragon Networks Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

3 Uri Ariav St., Rosh Ha’Ayin, Israel, 4810002

Item 2(a).	Name of Persons Filing

Michael Zisapel (“Mr. Zisapel”) and Klil Zisapel (“Ms. Zisapel” and collectively with Mr. Zisapel, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

Michael Zisapel: 24 Raoul Wallenberg Street, Tel-Aviv, 6971920 Israel

Klil Zisapel: Vitkin 3, Apartment 5, Tel-Aviv 6347403, Israel

Item 2(c).	Citizenship

Mr. Zisapel and Ms. Zisapel are each citizens of Israel.

Item 2(d).	Title of Class of Securities

This statement on Schedule 13G is being filed with respect to Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”) of the Issuer.

Item 2(e).	CUSIP Number

M22013 10 2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

CUSIP No. M22013 10 2	13G	Page 5 of 6

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The percentages set forth in Row (11) of the cover page for each Reporting Person and elsewhere in this Schedule 13G are based on the 85,640,591 Ordinary Shares issued and outstanding as of April 16, 2024, based upon the Issuer’s Form 6-K, filed with the Securities and Exchange Commission on April 18, 2024.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M22013 10 2	13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2024 /s/ Michael Zisapel Michael Zisapel /s/ Klil Zisapel Klil Zisapel